

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2018

Russell J. Cox
Chief Executive Officer
Vital Therapies, Inc.
15010 Avenue of Science, Suite 200
San Diego, California 92128

> **Re: Vital Therapies, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 25, 2018**
> **File No. 333-225230**

Dear Mr. Cox:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed May 25, 2018

Information Incorporated by Reference, page 32

1.	Please revise your disclosure here and on page S-18 to incorporate by reference your current report on Form 8-K filed May 24, 2018. Refer to Item 12(a)(2) of Form S-3.

Exhibits

2.	Please list a statement of eligibility of trustee for each of the indentures as an Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type "305B2" in the notes to the index. For further guidance, please refer to Trust Indenture Act of 1939 C&DIs Questions 206.01 and 220.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Martin J. Waters, Esq.